Exhibit 99.1

Yintech Special Committee Retains Financial Advisor and Legal Counsel

SHANGHAI, July 6, 2020 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced that the special committee (the “Special Committee”) of the Company’s board of directors has retained Duff & Phelps, LLC as its financial advisor and Kirkland & Ellis as its U.S. legal counsel in connection with its review and evaluation of the previously announced non-binding “going private” proposal from Mr. Wenbin Chen, co-founder, Chairman of the Board and Chief Executive Officer of Yintech, Mr. Ming Yan, co-founder and director of Yintech, and Ms. Ningfeng Chen, co-founder and director of Yintech (collectively, the “Buyer Group”) that the Board received on June 22, 2020 (the “Transaction”).

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that the Special Committee is continuing its evaluation of the Transaction and other strategic alternatives of the Company and that, at this time, no decisions have been made by the Special Committee with respect to the Company’s response to the Transaction.  There can be no assurance that any definitive offer will be made by the Buyer Group, that any agreement will be executed with the Buyer Group or that the Transaction or any comparable transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to the Transaction or any other transaction, except as required under applicable law.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially.  Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2019.  In addition, the Company operates in a very competitive and rapidly changing environment.  New risks emerge from time to time.  It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.  Accordingly, you should not rely upon forward-looking statements as predictions of future events.  The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China.  Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms.  Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young

Phone: +86 21 2028 9009 ext 8270

E-mail: ir@yintech.cn